Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Cadi, Inc.
5939 Darwin Ct
Carlsbad, CA 92008
www.cadikiosk.com

Up to $ 2,999,999.92 in Class B Common Stock at $1.72
Minimum Target Amount: $9,998.36

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Cadi, Inc.
Address: 5939 Darwin Ct Carlsbad, CA 92008 State of
Incorporation: DE
Date Incorporated: June 27, 2016

Terms:
Equity

Offering Minimum: $9,998.36 ; 5,813 shares of Class B Common Stock Offering
Maximum: $ 2,999,999.92; 1,744,186 shares of Class B Common Stock Type of
Security Offered: Class B Common Stock
Purchase Price of Security Offered: $1.72

Minimum Investment Amount (per investor): $249.40


Investment Incentives*


Early Bird – Investments by Cadi Community, Investors, and VIPs received before 11:59PM EST on February 5, 2023

Investments made that are over $10,000 receive 50% bonus shares, if such investment is made on or before 11:59PM EST on February 5, 2023, PLUS, two VIP passes to the 2023 WM Phoenix Open, and an invite to Cadi Week. When attending the 2023 WM Phoenix Open, such eligible investors will have their first choice on which day to attend, from Tuesday - Sunday. Limited to 4 investors per day, while supplies last. This perk will be available for eligible investments received until 11:59PM EST on February 5, 2023 and the VIP passes can only be used during the 2023 WM Phoenix Open.

Investments made that are less than $10,000 will receive 25% bonus shares, if such investment is made on or before 11:59PM EST on February 5, 2023. PLUS, two VIP passes to the 2023 WM Phoenix Open and an invite to Cadi Week. When attending the 2023 WM Phoenix Open, such eligible investors will have their first choice on which day to attend, from Tuesday- Sunday. Limited to 4 investors per day, while supplies last. This perk will be available for eligible investments received until 11:59PM EST on February 5, 2023, and the VIP passes can only be used during the 2023 WM Phoenix Open.

Campaign Perks – Investments received after 11:59 EST on February 5, 2023,

Tier 1 perk ($5,000+) – Invest $5,000+ and receive 20% bonus shares (February 5, 2023- May 1, 2023 (the "End of Campaign")

Tier 2 perk ($25,000+) -Invest $25,000+ and receive 30% bonus shares (February 5, 2023- End of Campaign)

All Investment over $5,000 are eligible to receive up to TWO VIP passes to the 2023 WM Phoenix Open and an invitation to Cadi Week. The VIP passes to the 2023 WM Phoenix Open are limited, so the passes will be provided on a first-come basis based on the time when the investment is received by the Company. The VP passes can only be used during the 2023 WM Phoenix Open.

The Company and its Business

Company Overview

Cadi, Inc. ("Cadi") is a new autonomous retail channel that is revolutionizing the way golfers buy and sell golf products. Cadi is leading the digital transformation by combining proprietary kiosk technology and an eCommerce marketplace to create a fully connected, personalized shopping experience. Cadi focuses on the on-course "try before you buy" experience developing technology that ensures golfers find the perfect products to improve their game. Whether you shop through our mobile marketplace or Cadi kiosk, Cadi offers convenience, ease of use, and game-changing service.

Cadi, Inc. was initially organized as NeoCaddie, Inc. as a Delaware corporation on June 27, 2016 and changed its name to Cadi, Inc. on November 10, 2020.

Competitors and Industry

1. Market position-

Cadi is developing autonomous retail technology focused on selling golf products. Cadi's competition is from traditional retail channels. Most golf equipment today is still sold through brick and mortar golf stores such as Dick's Sporting Goods, Golf Galaxy, PGA superstore, and Worldwide golf locations. E-commerce has been growing quickly with companies such as eBay and Global Golf. There are other niche retail channels such as Club Champion, a high-end custom fitting, and traditional on-course demo days managed by the golf equipment manufacturers.

Currently, there are no other autonomous retail companies looking to replicate our technology and disrupt the traditional channels. Cadi has first move advantage and unique offering compared to the competition. Cadi has a challenge to change the status quo of the industry and has more work to do to demonstrate a lasting change in the golf industry.

2. Basis of competition-

The core competition comes from traditional retailers that have demonstrated consistent business success. The industry has not changed in many years but lacks technological innovations. With the growth of golf and the influx of 30–39-year-old golfers, there is an opportunity to connect with them in a more efficient way.
The global market for golf equipment was estimated at $8.5 billion in 2020 and is projected to reach $9.3 billion by 2026, growing at a CAGR of 1.4% over the analysis period. (Source: Global Industry Analysts)

Current Stage and Roadmap

Cadi is pre-revenue, although has amassed $1.5 million in sales to date. Cadi's first revenues were $12,000 in 2018, followed by approximately $350,000 in 2019 and $727,000 in 2020. In 2021, Cadi did over $408,000. In 2022, Cadi has done over $300k in

revenue. Cadi has done $1.8 million in sales dating from May 2019 to November 2022. Cadi launched in June of 2016. The first year of business was market testing, business development, and fundraising. In 2017, Cadi completed a fundraising round that led to the development phase of the Cadi prototype. Cadi completed their prototype in December of 2018 and spent the majority of 2019 testing the prototype in the markets of Florida and California. Cadi has begun development on the V2 prototype but has yet to be released into the market. Cadi requires additional software and e-commerce development before scaling.

Cadi is currently beta testing Cadi's try before you buy marketplace. We anticipate that a full market launch in 2023 Q2. At that time, we will increase marketing and sales. Currently, Cadi has two kiosks ready to deploy onto the golf course and an e-commerce channel. There are currently not any kiosks in the market right now.

Strategy and Implementation

1.   Discussion of domestic and international distribution channels-

Cadi is an American retailer focused on gaining market share among the golf and sporting goods industry. Asia and Europe are two international markets that are more advanced in autonomous technology. It is in Cadi's plans to expand to these markets after succeeding in the United States market first. There are different options on how we can implement our technology in these markets.

2.   Positioning of the Company and its products-

Cadi is first to market with no true competition. Cadi has been building and advancing our technology stack Cadi is positioned to launch and take advantage of first to market benefits.

3.   Marketing opportunities/marketing risks-

Cadi is dedicated to growing our digital footprint. The opportunity to launch digital campaigns is still undervalued in the golf industry. Cadi focuses on customer acquisition in creative and dynamic ways using social media advertising, influencers, press, and content creation. Dependence on technology platforms for customer acquisition comes with risk as any changes in the market could cause a campaign to fail.

4.   Description of marketing programs and examples of recent marketing, product, public relations, media information on the Company-

Cadi launched successful influencer campaign with professional golf Paul Casey. Cadi received numerous press wins being published in Forbes, Yahoo Finance, and Golf. The digital advertising campaign was success with over 1 million impressions and raising capital

from over 1900 investors.

Intellectual Property

1. **US20180018650A1 - Systems and methods for automated equipment rental.** Patent granted on October 11th 2022.
2. **Provisional Patent- Smart Warehouse inventory ecosystem.** Filed 8/19/22
3. **Provisional Patent- Wireless tracking tag apparatus.** Filed 4/21/22

Description of R&D Organization

Cadi is building an experiential logistics platform that consists of ecommerce, autonomous kiosks, smart warehousing, and software. Cadi's technology strategy is to build a highly efficient system that provides game-changing customer experiences. By applying modern technologies and proprietary products, Cadi will build a last-mile distribution platform that offers try before you buy. Cadi has completed working prototypes for Cadi Kiosk and Cadi's online marketplace. Cadi is currently working on the Smart Warehouse Management System ("Smart WMS") that will activate RFID inventory tracking. The Smart WMS allows for multi-channel and provides product tracking from sourcing to sale.

Cadi develops is headed by Cadi CEO Tyler Gottstein and COO Matt Ahrens. Cadi hired a development team to focus on the e-commerce platform and an expert team to focus on RFID implementation.

Cadi is preparing for the launch of the full platform in Q1-Q2 of 2023. Cadi is currently beta-testing its retail platform. A full launch is anticipated in Q1-Q2 2023.

Cadi is in development with their Smart WMS. This MVP software is expected to be completed in Q2 2023. It is critical that Cadi's Smart WMS integrates into all channels.

Cadi's Smart WMS has been designed and installed. It will be activated with the completion of the Smart WMS software. We are anticipating to completion of this technology in Q2 2023.

Cadi has developed proprietary tracking devices for golf clubs. We have produced an MVP that functions within our system. We are refining the technology and anticipate it to be complete by Q2 2023.

The Team

Officers and Directors

Name: Tyler Gottstein

Tyler Gottstein's current primary role is with the Issuer.

Positions and offices currently held with the Issuer:

- **Position**: Chief Executive Officer and Director
- **Dates of Service**: June 28, 2016 – Present
- **Responsibilities**: Tyler manages all leadership of the Company and its vision. Tyler received a salary of $25,000 in 2021.

Other business experience in the past three years:

- **Employer:** Ty Gotti LLC
- **Title:** Owner
- **Dates of Service:** February 16, 2016 - Present
- **Responsibilities:** Oversee property manager

Name: Matt Ahrens

Matt Ahrens's current primary role is with the Issuer. Positions

and offices currently held with the Issuer:

- **Position**: Chief Operating Officer and Director
- **Dates of Service:** January 21, 2017 – Present; appointed as Director on November 21, 2022.
- **Responsibilities:** Head of operations and logistics. Matt received a salary of $45,000 in 2021.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking).
Additionally, early-stage companies are inherently riskier than more developed

companies. You should consider general risks as well as specific risks when deciding whether to invest. These are the risks that relate to the Company:

Uncertain Risk
An investment in the Cadi, Inc. (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the inforn1ation provided to such potential investor regarding the Company as well as

the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent to the investment in the Company.

Our business projections are only projections

There can be no assurance that the Con1pany will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering equity in the amount of up to $3M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and maybe required to raise more capital

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing

more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investnlent could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable

to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which nlanagement believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service

It is possible that there may never be an operational Cadi Kiosk or that the product nlay never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Cadi platform. Delays or cost overruns in the development of our Cadi Platform and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could unilaterally and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company, will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the Company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company, will(possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings", which may mean that earlier investors may not have the benefit of information that later investors have

Once we meet our target amount for this offering, we may request that Dealmaker instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an

offering, we must file an amended to our Form C, with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the n1arketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They n1ay succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that con1petition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Cadi was formed on June 27, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the 1narket. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Cadi has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Cadi is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio.

Due to the value, competitors may misappropriate or violate the rights owned by the

Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other n1echanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a

multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need

them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Cadi or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber- attacks either on our technology provider or on Cadi could harm our reputation and materially negatively impact our financial condition and business.

The use of Crypto technology and potential investment into crypto tokens and blockchain technology is possible and being considered for Cadi's technology stake. This will include storing capital in these emerging markets

Crypto assets are volatile. The entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the Company's holders of 20% or more of any class of voting securities as of the date of the offering statement filing of which this Offering Memorandum forms a part.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Tyler Gottstein	7,500,000	Class A Common Stock	68.63

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,744,186 shares of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 40,000,000 with a total of 15,417,422 outstanding.

Voting Rights

Except as otherwise required by law or this Certificate of Incorporation, the holders of the Class A Common Stock shall possess exclusively all voting power, and each holder of Class A Common Stock shall have one vote in respect of each share held by him of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.

Material Rights

The total amount of Class A Common Stock outstanding includes 10,060,000 shares to be issued pursuant to stock options issued.

The total amount of Class A Common Stock outstanding includes 3,545,000 shares to be issued pursuant to stock options, reserved but unissued.

Dividends

The holders of the Class A Common Stock and the holders of the Class B Common Stock shall be entitled to receive, on a pari passu basis, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors; provided, however, that in the event that such dividends are paid in the form of shares of Class A Common Stock or rights to acquire Class A Common Stock, the holders of shares of Class B Common Stock shall receive shares of Class B Common Stock or rights to acquire shares of Class B Common

Stock, as the case may be, and the holders of shares of Class A Common Stock shall receive shares of Class A Common Stock or rights to acquire shares of Class A Common Stock, as the case may be.

Liquidation Rights

In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Corporation, the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally, on a per-share basis, in all assets of the Corporation of whatever kind available for distribution.

Class B Common Stock

The amount of security authorized is 10,000,000 with a total of 4,433,563 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

Class B Common Stock operates on a pari passu basis with Class A Common Stock for Dividend Rights and Liquidation Rights as outlined above. Please also refer to our Articles of Incorporation, as amended, attached as Exhibit F to this offering.

Mandatory Conversion

Effective upon the earlier of: (a) the closing of the sale of shares of Class A Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, (a "Qualified IPO"); or (b) a date specified by vote or written consent of the holders of a majority of the then outstanding shares of Class A Common Stock (voting together as a single class), each one (1) share of the Class B Common Stock, v1rhether issued and outstanding or held by the Corporation as treasury stock, shall automatically be converted into one (1) share of Class A Common Stock and such shares of Class B Common Stock may not be reissued by the Corporation (the date of closing of such Qualified IPO is referred to herein as the "Mandatory Conversion Date").

What it means to be a minority holder

As a minority holder of Class B Common Stock of the company, you will have no voting rights in regards to the corporate actions of the con1pany, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights Jess than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the conlpany offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $255,000.00
  Use of proceeds: Research & Development, Product Development, Legal Filings, and Market Testing.
  Date: September 01, 2018
  Offering exemption relied upon: 506(b)

- Type of security sold: Class B Common Stock
  Final amount sold: $1,481,490.86
  Number of Securities Sold: 3,500,008
  Use of proceeds: Research & Development, Operations, Working Capital,

Marketing, & Company Employment
Date: July 30, 2021
Offering exemption relied upon: Regulation CF

- Type of security sold: Class B Common Stock
  Final dollar amount sold: $469,893.20
  Number of Securities Sold: 381,647
  Use of proceeds: Research & Development, Operations, Working Capital, Marketing, & Company Employment
  Date: December 16th, 2021
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward- looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020, compared to the year ended December 31, 2019

Revenue:

2020 saw the entire economy flip upside down with the closures caused by the Covid-19

pandemic. Like most businesses, Ql and Q2 were filled with challenges. Cadi rose to the occasion capitalizing on opportunities that lead to $726,891 in total revenue in 2020, up from $349,595 in 2019. Cadi recognized the growth in crowdfunding and an increase of legitimate investors and high potential start-ups using this crowdfunding tool to reach potential customers and main street investors. Cadi launched a crowdfunding campaign. Cadi received validation from over 1,600 investors with two-thirds of them being passionate golfers.

Cost of Sales:

The cost of sales in 2020 was $472,060, an increase from $229,879 in 2019. The majority of COGS were from inventory, advertising, and warehousing. Cadi hired an additional advertising agency.

Gross margins:

Cadi's 2020 gross profit was $254,832. Similar to 2019, this was higher than anticipated. The Covid-19 pandemic led to an increase in golf interest with a low supply of golf products, with low demand. We took advantage by increasing sales with higher margin.

Expenses:

Cadi's total operating expenses were $233,094 in 2020 consisting of, among other things, sales, advertising, and fundraising, general & administrative, marketing, and consulting services. Expenses in 2020 increased by$97,489 from 2019. This increase is from sales growth and implementing new fundraising strategies. Cadi assumed some emergency costs related to the 2020 Covid-19 pandemic. We increased advertising spending and consulting

services to support the crowdfunding round. Cadi hired two new agencies to develop, create, and implement content. Cadi focused on content creation to tell the founding story and vision of Cadi.

Historical results and cash flows:

Historical cash flows will not be indicative of the revenue and cash flows expected in the future. Past cash was raised through Cadi's seed rounds of 2017 and 2018. Our biggest expense was the development of the prototype kiosk. R&D will continue to be a large expense as we build out more technology, particularly e-commerce and inventory software. That cost will be supplemented by this fundraising campaign and growing sales revenue. Cadi anticipates that we will increase monthly admin expenses by adding several new employees to the management team. We also have cash tied up in inventory that is usually paid up front. Moving forward, we believe that we will be able to utilize inventory loans and purchasing terms to help free up cash. Soon, Cadi
will launch new technology and markets to shift focus to sales and acquisitions. Cadi

will need to generate additional cash and address what type of investor is best.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cadi utilizes a business credit card with 0% APR intro rates from Bank of America. It is used to purchase inventory and will be paid at the end of the introductory rate term. Cadi uses a business credit card from Chase Bank with a limit of $18,000. It has a monthly balance of $18,000. Cadi has a business loan from the US Small Business Administration. It currently has a balance of $104,000, but $0 has been utilized. Cadi had approximately $3 89,000 of cash on hand in their bank accounts as of December 31, 2021.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Funds from this campaign will help grow the business but are not crucial. Without any funding, Cadi would continue to grow at the current rate. Funds from this campaign will be important to speeding up the development of technology and building the infrastructure of the company. Cadi has the opportunity to grow current sales channels.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Current funds will increase the Company's viability but are not necessary. Without additional funds, there is a higher risk of not accomplishing the company's vision and not gaining market share.

Of the total funds that our Company has, 86% will be made up of funds raised from the

crowdfunding campaign, if it raises its maximum funding goal of $3.0m.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Cadi will continue operating unaffected if it raises the minimum.

How long will you be able to operate the company if you raise your maximum funding goal?

Cadi will have a runway of 18 months without attributing sales revenues if the company raises the maximum funding goal. This is based on a current monthly burn rate of $31,539 for expenses related to salaries, admin, R&D, and advertising.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

None

Summary of all debt instruments/bank lines with key terms and conditions.

- Owed to: US Small Business Administration

  Amount owed: $104,800.00

  Interest rate: 3.75%

  Maturity date: June 1, 2050

  Material terms: There are no other material terms to this debt

- Owed to: SchoolFirst FCU- Auto Loan

  Amount owed: $11,773.00

  Interest rate: 3.44%

  Maturity date: November 2, 2025

  Material terms: There are no other material terms to this debt

- Owed to: Accounts and Credit Card Payable- Wells Fargo

  Amount owed: $9,995

  Interest rate: 0%

  Maturity date: July 1, 2023

  Material terms: There are no other material terms to this debt

- Owed to: Accounts and Credit Card Payable- US Bank

  Amount owed: $8,995

Interest rate: 0%

Maturity date: December 1, 2023

Material terms: There are no other material terms to this debt

- Owed to: Accounts and Credit Card Payable- US Bank 2

  Amount owed: $30,612.00

  Interest rate: 14.99%

  Maturity date: N/A

  Material terms: There are no other material terms to this debt

- Owed to: SchoolFirst FCU- Auto Loan

  Amount owed: $11,000.00

  Interest rate: 4.43%

  Maturity date: Jan 25, 2027

  Material terms: There are no other material terms to this debt

Related Party Transactions Valuation

Pre-Money Valuation: $49,800,000.00

Valuation Details:

Cadi, Inc. determined its valuation based on an analysis of the following factors:

• Cadi believes it has developed prototype WMS that activates patent-pending warehousing management system. This is only RFID enabled marketplace in the golf and sporting goods industry.

• Cadi's has completed their prototype digital marketplace offering full try before you buy. Cadi's marketplace boosts innovative curation and community features.

• Cadi grew the management team and made strategic partnerships by hiring Design, CTO advisor, software development team, warehouse/software consulting firm, and PGA tour brand ambassadors.

• Cadi has addressed market opportunities with a unique retail technology platform with over 7,500 total customers and approximately $1.5 million in revenue.

• Cadi was granted patent on Cadi kiosk in October 2022.

• Unlike competitors, Cadi has patent-pending technology and copywrites that can have the potential to exclude competition. Cadi also has a first-mover advantage.

• Cadi has grown revenue while demonstrating market fit. Strong relationships with key partners and have signed over 63 letters of intent from golf courses.

• Cadi has an experienced management team compiled of experts in automation and golf. This team includes early team members in Redbox and Outerwall. Cadi's valuation is in line with the other comparable companies at our given business stage.

• Cadi executive team and advisors have the experience, industry-specific business insights, and developed industry connections that are fit to achieve accelerated growth.

• Cadi is determined to solve challenges in the sporting goods industry and deliver a game-changing customer experience.

• In our market comparison model, we use valuations of similar staged companies in retail technology and autonomous kiosk technology spaces, according to resources such as pitchbook, Crunchbase, and StartEngine. Due to our unique technology offering, we do not have any direct comparisons. However, Cadi analyzed their Try before you buy business partner, BlackCart, and their most recent fundraiser, including their $50.4m valuations. BlackCart has a business stage with similar revenues and company size. In

addition, innovative companies, like Aquipor, are currently raising at similar valuations on the Start Engine platform and pre-market release.

The Company set its valuation internally without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all outstanding options are exercised and any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.80 we plan to use these proceeds as follows:

Use	Percentage	Dollar Amounts
Dealmaker Platform Fees (1)	3%	$299.96
Operations (Strategic planning for initial golf market. Add team members for sales and increase inventory)	97%	$9,698.84
Total	100%	$9,998.80

(1) This excludes fees to the Issuer's advisors, such as attorneys and accountants. Also, excludes $16,500 set up fee and $2,000 per month maintenance fee payable to DealMaker Securities, as well as 1% of the total Securities sold in the offering.

If we raise the overallotment amount of $ 2,999,999.92, we plan to use these proceeds as follows:

Use	Percentage	Dollar Amounts
Dealmaker Platform Fees (1)	3.0%	$89,999.99
Operations - Strategic planning and execution of Cadi's digital marketplace launch. Increase Cadi's inventory sources and increase effectiveness.	33.0%	$989,999.98
Research and	20.0%	$599,999.98

Development - Cadi plans to advance Cadi's e-commerce platform, warehouse/inventory technology advancements while beginning the next phase of development on Cadi kiosk		
Marketing - Funds to continue the momentum by converting almost all investors into customers of Cadi. Grow the different channels of the Cadi business. Launch the MVP marketplace and gain traction in the golf industry.	15.0%	$449,999.99
Hiring - Add to Cadi's management team by hiring a lead developer to advance Cadi's technical vision. Add the infrastructure to allow Cadi to Scale, both withe-commerce and new markets with Cadi Kiosk. Hires to the team to lead the marketing and advertising team.	24.0%	$719,999.99
Working Capital – day-to-day capital to cover ongoing legal expenses, fundraising costs and other general operating expenses	5.0%	$149,999.99
Total	100%	$2,999,999.92

(1) This excludes fees to the Issuer's advisors, such as attorneys and accountants. Also, excludes $16,500 set up fee and $2,000 per month maintenance fee payable to DealMaker Securities, as well as 1% of the total Securities sold in the offering.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.Cadikiosk.com (www.cadikiosk.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this offering may be found at: www.invest.cadi.io and www.cadikiosk.com.

Investing Process

See Exhibit E to the offering statement of which this Offering Memorandum forms a part

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT
ACCOUNTANT'S REVIEW FOR CADI, INC.

CADI, INC.

Financial Statements

For the calendar years ended December 31, 2021 and 2020



IndigoSpire

CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

April 18, 2022

To: Board of Directors, Cadi, Inc.

Re: 2021 and 2020 Financial Statement Audit

We have audited the accompanying financial statements of Cadi, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, stockholders' equity/deficit, and cash flows for the calendar year periods ended December 31, 2021 and 2020, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations, shareholders' equity/deficit and its cash flows for the calendar year periods ended December 31, 2021 and 2020 in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado


CADI, INC.
BALANCE SHEET
As of December 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements


ASSETS		2021		2020
Current Assets				
Cash and cash equivalents	$	389,307	$	128,914
Inventory		23,956		58,188
Total current assets		413,262		187,102
Other assets		143,606		0
Fixed assets, net of accumulated depreciation		216,822		141,895
Total Assets	$	773,691	$	328,997
LIABILITIES AND OWNERS' EQUITY				
Current Liabilities				
Accounts and credit cards payable	$	39,165	$	37,820
Loan payable		104,800		107,700
Total Current Liabilities		143,965		145,520
Notes payable, long-term		14,512		17,016
Note payable, related party		0		20,000
Convertible notes payable		0		255,000
Accrued interest payable		0		20,938
Total Liabilities		158,477		458,474
OWNERS' EQUITY				
Common stock, Class A (30,000,000 shares authorized, 10,927,578 shares issued and outstanding)		252,900		0
Common stock, Class B (5,000,000 shares authorized, 4,052,264 shares issued and outstanding)		1,224,942		0
Retained earnings		(862,628)		(129,477)
Total Owners' Equity		615,214		(129,477)
Total Liabilities and Owners' Equity	$	773,691	$	328,997

CADI, INC.
STATEMENT OF OPERATIONS
For Years Ended December 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements

	2021	2020
Revenues, net	$ 438,345	$ 726,891
Less: Cost of goods sold	408,422	472,060
Gross profit	29,923	254,832
Operating expenses		
Selling, general and administrative	363,745	194,547
Marketing and advertising	388,050	38,547
Total operating expenses	751,795	233,094
Net Operating Income (Loss)	(721,872)	21,738
Other income	4,613	
Depreciation (expense)	(15,426)	(15,426)
Interest (expense)	(466)	(68)
Tax provision (benefit)	0	0
Net Income (Loss)	$ (733,151)	$ 6,244

CADI, INC.
STATEMENT OF SHAREHOLDERS' EQUITY
For Years Ended December 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock, Class A	Common Stock, Class B	Retained Earnings	Total Shareholders' Equity
Balance as of January 1, 2020	$ 0	$ 0	$ (135,721)	$ (135,721)
Net income (loss)			6,244	6,244
Balance as of December 31, 2020	$ 0	$ 0	$ (129,477)	$ (129,477)
Issuance of shares, net of offering costs	252,900	1,224,942		1,477,842
Net income (loss)			(733,151)	(733,151)
Balance as of December 31, 2021	$ 252,900	$ 1,224,942	$ (862,628)	615,214

CADI, INC.
STATEMENT OF CASH FLOWS
For Years Ended December 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements

	2021	2020
Operating Activities		
Net Income (Loss)	$ (733,151)	$ 6,244
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Add back: Depreciation	15,426	15,426
Changes in operating asset and liabilities:		
(Increase) Decrease in inventory	34,232	(43,090)
Increase (Decrease) in accounts payable	1,345	(25,742)
Net cash used in operating activities	(682,148)	(47,162)
Investing Activities		
Acquisition of long-term assets	(233,959)	0
Net cash used in operating activities	(233,959)	0
Financing Activities		
Proceeds (repayment) of vehicle loan	(2,504)	(3,300)
Proceeds (repayment/conversion) from convertible and other notes payable	(298,838)	107,700
Issuance of shares	1,477,842	0
Net change in cash from financing activities	1,176,500	104,400
Net change in cash and cash equivalents	260,393	36,300
Cash and cash equivalents at beginning of period	128,914	71,675
Cash and cash equivalents at end of period	$ 389,307	$ 128,914

NOTE 1 – NATURE OF OPERATIONS

CADI, INC. (which may be referred to as the "Company", "we," "us," or "our") was incorporated as NeoCaddie, Inc. in Delaware on June 27, 2016. The Company develops a sales kiosk for golfers to buy new golfing equipment directly on the golf course. In 2020, the Company legally renamed from NeoCaddie, Inc. to Cadi, Inc.

Since Inception, the Company has relied on securing loans, capital contributions and product sales to fund its operations. As of December 31, 2021, the Company produces negative cash flow from operations and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and the receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021 and 2020, the Company had $389,307 and $128,914 of cash on hand, respectively.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company's primary fixed asset is its CadiKiosk. The Company capitalizes construction, installation and research costs and then depreciates the asset after it is placed in service.

As of December 31, 2021 and 2020, the Company had $216,822 and $141,895 in net fixed assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Inventory

The Company records inventory at the lower of the cost of the inventory purchased or the ascertainable market price with adjustments made periodically for obsolescence, shrinkage and loss.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through the sale of its products. The Company records the revenue when the products have been purchased from the Company's kiosk or from its online sales channels.

Accounts Receivable

Customers of the Company pay at the time of ordering or purchasing so there are generally no accounts receivable. If the Company ever sells on account, trade receivables due from customers would be uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date.

The Company would estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT

The Company has a truck loan balance of $14,512 as of the end of 2021. The truck loan bears an interest rate of 3.44 percent per annum.

NOTE 5 – INCOME TAX PROVISION

The Company has filed (or will file) its corporate income tax return for the period ended December 31, 2021 and 2020. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2021 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation.

NOTE 7 – EQUITY

As of December 31, 2021, the Company had 10,927,578 and 4,052,264 shares of Class A and Class B Common Stock, respectively, issued and outstanding. The Class A Voting Common Stock shares are entitled to one vote each. Holders of Class B Common Stock do not have voting rights. The Company has also set aside a number of Class A Common Stock in an incentive plan including 45,000 options to acquire stock, 1,410,000 shares subject to a restricted stock purchase agreement and an additional 3,545,000 shares available in the plan.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company does not have any material related party transactions outside the normal scope of business.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is continuing to offer (the "Crowdfunded Offering") up to $1,070,000 of securities in an offering intending to be exempt under Regulation CF. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

Management's Evaluation
Management has evaluated subsequent events through April 18, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS



cadi
Don't Just Play

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CADI, INC

Meet the Digital Golf Superstore
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The first golf platform with on-course automation and Try Before You Buy on
EVERYTHING.

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Meet Cadi.
A new way
to buy clubs.

**PERSONALIZED
AUTONOMOUS
GOLF COMMUNITY.**

Meet Cadi, the Future of Web3 Golf Retail

cadi

$2,312,497

1956	$24.8M–$49.8M	$1.72

Perks

- 50% bonus shares, $10 (1k)+ investment
- 25% bonus $5,000+ investment
- Waste Management VIP tickets (2)

Ends January 7th 2023

| 34 | 34 | 34 | 34 |

Invest in Cadi

Maximum investment $250

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MISSION

*"Build the best golfer-centric digital golf superstore ever
created to connect golfers with the products they love and
the curated experiences they deserve."*

Reasons to invest in Cadi



$2.3m raised from 1900 investors

Our retail technology platform has proven market fit and will lead the transition to autonomous retail in the $12BB sporting goods market.



Launched Try Before you Buy Marketplace

Community-focused marketplace offering a one-of-a-kind product fitting by data. Cadi's community has access to try before you buy on all products and the largest cash-back rewards membership model in golf.



Patent granted with two more pending

Cadi is autonomous technology combines patent-pending proprietary technology in kiosks, warehousing, and data club fitting that leads to a one-of-a-kind retail experience for users.



Signed venue LOIs and solidified partnerships

With approximately $2M+ in pilot testing sales, Cadi has signed letters of intent from 41 golf courses.



First to Market

Cadi's only competition is traditional retail. There is no other true competitor.



Expert Leadership

Leading experts in autonomous retail leading to strong partnerships with the biggest brands in golf.

Invest TODAY to earn bonus shares and VIP passes to Cadi Events

BONUS

50%
Bonus shares with any investment over $10,000

$5,000+
also receives two VIP passes to the 2023 WM Open in Scottsdale, AZ



Cadi

Where golfers find, try, and buy golf gear and experience golf

 **Over $2.3M Raised & Counting**



The golf industry is behind as it relates to ecommerce solutions.

Evolving retail changes the way people shop, leaving golfers behind in an online matrix of unhelpful filters and gear that no one knows what to buy.



No try and buy solution for high-performance golf gear.

Golfers at every experience level look to play equipment on the course before committing to a purchase. Even professional fitting can fail, if testing is not on the course.

A unified platform that merges last-mile logisitcs and golfer data to make playing the right clubs a breeze.

Cadi

The first try before you buy marketplace powered by the community



FIND, TRY, & GOLF.





Try Before You Buy on everything.

Get **cash back** on every single purchase.

Patented, fully intregrated logistics unlocks localized fullfilment to meet golfers where the game happens.

Smart Warehouse powered by RFID

Product hub facilitates multi-channel distribution, reduces labor expenses by 80%, and increases inventory accuracy to 99%.

 

Cadi Kiosk

Localized distribution located at golf facilities empowers try before you buy and convenience.

Cadi's technology stack enables game changing on-course experiences.



I try out clubs on the course. I keep what I love and return what I don't.

DIGITAL-FIRST COMMUNITY FOR GOLFERS

A place for golfers just like you.

PERSONALIZE   EXPERIENCES   COMMUNITY



Milestones



December 2019
Complete Prototype Cadi Kiosk

January 2020
Launch market testing with Cadi Kiosk

February 2020
2500 Customers

December 2020
Cadi raises $2m from 1000 investors

April 2021
Developed Smart Warehouse Technology

October 2021
Cadi granted a patent for Cadi kiosk

November 2021
Beta launch of Cadi Marketplace

April 2021
Anticipated Market launch

Meet Our Team



Tyler Gottstein
Chief Executive Officer

Tyler is an autonomous retail and golf industry leader. Tyler is a 4x serial founder with an MBA and M.Ed from the University of Washington.



Matt Ahrens
Chief Operating Officer

Director at Pinnacle Inc., a $200M+ oil distributor. Former VP of Sales national food retailer. M.Ed. University of Washington.

2023 ROADMAP

10–30% in cashback on all purchases.

Now driver. Tickets to the Masters. Golf balls. EVERYTHING.

Invest in Cadi

Recent Posts



Cadi is in discussions with golf entertainment venues and driving ranges

Update: Cadi in discussions with golf entertainment venues and driving ranges



Invest Like a Master's Champion, "Cadi's Live Inventory System is Game-Changing"

Cadi tracks inventory from source to sale knowing where our inventory is at all times through the warehouse warehouse management of our rank system, and in customers hands. This allows us to collect powerful data



Masters week! Check out our Favorite Commercial from our shoot with Paul Casey

We filmed a series of content including four commercials to tell Cadi's story.

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1 Comment





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cadi
Don't text. Play.

Business to Invest
2021 [annual reports & parts]
Technology
Membership
In press
Education

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Transcript for Videos on the Landing Page

Top Video 1
Voice over: How do you know which club is best for you if you don't try them all?
Actor:
No
No
No
No
Oh, come on

Actor: That's the one!
Voice Over: Try before you buy with Cadi. Get test clubs from one of our kiosks on a course, or order online.
Actor: Woohoo
Voiceover: Visit Cadi.io to join today.

Transcript Video 2

I am Tyler, CEO and co-founder of CADI. Cadi is launching a new campaign. We want you to be involved. But first, let recap 2022. 2022 has been our most impactful year reaching several key milestones.

(show app in action) Cadi has completed our beta marketplace. This one-of-a-kind marketplace is customer focused, leveraging data and community initiatives to revolutionize the digital shopping experience. You can shop anywhere. All Cadi Play members receive up to 20% Cashback that can be redeemed for products, member-only experiences, and even sending Cadicash among friends.

(Video of warehouse) Cadi has developed our patent pending smart warehouse and warehouse management software. We can offer the ultimate omnichannel experience for golfers. We track products from sourcing to sale, can sell through multi-channels, including 1000s of Cadi kiosks.
(Tyler with Kiosk in warehouse) Cadi's campaigns have received over one million impressions. Demand for Cadi kiosk is at an all-time high and launching on facilities in 2023.

2023 will be a year of product launches and growth. Cadi will use the funds to launch Cadi's marketplace unlocking Try before you buy to every golfer in the USA.
Cadi will begin installing Cadi Kiosks on golf facilities while solidify our relationships with key partners.
Invest in Cadi today. Join our community of over 1800 investors as we transform golf and digital sporting retail.

Go Cadi!

EXHIBIT E TO FORM C

DEALMAKER SUBSCRIPTION PROCESS

Platform Compensation

- As compensation for the services provided by Dealmaker, the issuer is required to pay to Dealmaker a fee consisting of a 3% (three percent) commission based on the dollar amount of securities sold in the offering and paid upon disbursement of funds from escrow, at the time of a closing. The commission is paid in cash and in securities of the Company identical to those offered to the public in the Offering at the sole discretion of Dealmaker.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This inlay not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $4,510,000M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investnent commitments will be cancelled and committed funds will be returned.
- If a Dealmaker issuer reaches its target offering amount prior to the deadline, it lnay conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Dealmaker will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to con1mit to an investment or to communicate on our platform users must open an account on Dealmaker and provide certain personal and non-- personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF AMENDMENT OF "CADI, INC.", FILED IN

THIS OFFICE ON THE TWENTY-FOURTH DAY OF NOVEMBER, A.D. 2021, AT

4:38 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

6080287 8100
SR# 20213899596

Authentication: 204868268
Date: 12-04-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
CADI, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Cadi, Inc. (the "Corporation"), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

1.　　That the name of this corporation is Cadi, Inc.

2.　　That this Corporation was originally incorporated pursuant to the General Corporation Law on June 27, 2016. The Corporation filed an Amended and Restated Certificate of Incorporation of the Corporation (the "Amended and Restated Certificate") on October 1, 2020 and a Certificate of Amendment to the Amended and Restated Certificate on November 10, 2020.

3.　　The Corporation's Amended and Restated Certificate is hereby amended by restating the first paragraph of Article IV thereof to provide as follows:

The Corporation is authorized to issue two classes of stock to be designated "Class A Common Stock" and "Class B Common Stock." The total number of shares of Class A Common Stock that the Corporation is authorized to issue is 40,000,000 shares, $0.00001 par value per share. The total number of shares of Class B Common Stock that the Corporation is authorized to issue is 10,000,000 shares, $0.00001 par value per share. The rights, privileges, preferences and restrictions of the Class A Common Stock and Class B Common Stock are as follows:

4.　　This Certificate of Amendment has been duly adopted by the board of directors and stockholders of the Corporation in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, this Certificate of Amendment has been executed by the Chief Executive Officer of the Corporation as of November 17, 2021.

CADI, INC.



By:＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

Tyler Gottstein,
Chief Executive Officer